FILER:

      COMPANY DATA:
           COMPANY CONFORMED NAME:                            ALLIANT ENERGY CORPORATION
           CENTRAL INDEX KEY:
           STANDARD INDUSTRIAL CLASSIFICATION:                ELECTRIC AND OTHER SERVICES COMB. [4931]
           IRS NUMBER:                                        391380265
           STATE OF INCORPORATION:                            WI
           FISCAL YEAR END:                                   12/31

      FILING VALUES:
           FORM TYPE:                                         35-CERT
           SEC ACT:
           SEC FILE NUMBER:                                   070-9317
           FILM NUMBER:

      BUSINESS ADDRESS:
           STREET 1:                                          222 WEST WASHINGTON AVENUE
           CITY:                                              MADISON
           STATE:                                             WI
           ZIP:                                               53703
           BUSINESS PHONE:                                    608-252-3311

      MAILING ADDRESS
           STREET 1:                                          P. O. BOX 192
           CITY:                                              MADISON
           STATE:                                             WI
           ZIP:                                               53701-0192



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
July 1, 2001 through September 30, 2001

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

      ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from July 1, 2001 through September 30, 2001 (the "Reporting Period"):

      1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                            Maximum
                           Maximum           Other             Maximum
                           Money Pool      Short-Term           Total                     SEC
Company                    Borrowings      Borrowings         Borrowings                 Limit

IESU                       72,448,268            0.00         72,448,268              150,000,000
IPC                        42,279,381            0.00         42,279,381              100,000,000
WP&L (*)                   47,019,658            0.00         47,019,658                   NA
SERVICES                   74,134,189            0.00         74,134,189              100,000,000




      (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

      2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 3.76 %.

      3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

           Maximum       Maximum       Maximum
           Loans to      Corporate     Short-Term      SEC
           Money Pool    Borrowings    Borrowings      Limit

AEC        95,265,024    227,183,223   254,420,000   475,000,000
________________


      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December
15, 2000, permitting said Application-Declaration to become effective.


      DATED:    November 9, 2001

                             ALLIANT ENERGY CORPORATION
                             IES UTILITIES INC.
                             INTERSTATE POWER COMPANY
                             WISCONSIN POWER AND LIGHT COMPANY
                             ALLIANT ENERGY CORPORATE SERVICES INC.

                             BY:  ALLIANT ENERGY CORPORATION



                             BY: _________________________________
                               Edward M. Gleason
                               Vice President, Treasurer
                               and Corporate Secretary